Collins Christensen
Sacramento, California

January 10, 2003

Dear ITEX Board of Directors:

     Effective immediately I resign from the Board of Directors.  My reasons are stated below:

     (*)On  January 9, 2003 a former  ITEX  Director  informed me of his request that his letter of resignation be disclosed in an Itex Form 8-K. He communicated to me a "threat" to him by a current ITEX  Director,  that if he did not retract his resignation  letter, the company would seek to have "criminal charges" filed against him. This strong-arm tactic is an inappropriate corporate practice.

     (*)On or about December 20, 2002, the Chairman of the Board contacted me to
"negotiate"  a settlement  on a dispute I have with the  company.  His method of negotiation  was to threaten me by giving me the choice of either:  (1) settling out  dispute,  which  would  include  giving  the  board of  directors  two-year irrevocable  proxies  to  vote  my  shares;  or  (2) if we did  not  come  to an agreement,  the board would decide to submit a 1099B to the IRS on alleged trade dollar  spending  during my tenure at Itex.  To my  knowledge,  I am the largest single shareholder of Itex. To attempt to get my proxy by threats is an unsavory practice.  By resigning,  I wish to disclaim any involvement I potentially might have as a board member with this type of proxy solicitation effort.

     (*)The outside board members are using aggressive and questionable  tactics to push through what seems to be its own agenda,  as evidenced by the  formation of the "Proxy Contest Committee"  yesterday.  There was no discussion  regarding the merits of the formation of this  Committee.  The Chairman  excluded from the
Committee those directors known to disagree with him. The Committee,  consisting of all the outside  directors  standing for election together with CFO, Daniella
Calvitti,  was  immediately  convened and I was asked to leave the room together with the  CEO.  There  are no  disinterested  board  members  on the  Committee, although  the  Committee  presumably  is  addressing  the question of whether to approve  transactions on behalf of Itex relating to the personal interest of the
Committee members remaining in control.  In my opinion this Committee is neither necessary or in the best interests of Itex.

     (*)I am concerned  about the costs  expended by Itex to continue to support the current  Board.  I do not agree with the board  policy of an open  checkbook approach.

     (*)The  board  previously  formed a  special  committee  that  changed  the compensation  of the outside board members.  I was excluded from the meetings of this committee.

     (*)I have been denied copies of minutes to board and committee meetings.

     I request that my resignation and the reasons for my disagreement  with the current board,  together with a copy of this letter, be disclosed in a Form 8-K.
I  understand  the Form 8-K must be filed within five  business  days of today's date.

Sincerely,

Collins Christensen
January 10, 2003